Filed by PS International Group Ltd

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: AIB Acquisition Corporation

Commission File No.: 001-41230

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 27, 2023

AIB Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41230	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

875 Third Avenue, Suite M204A New York, NY	10022
(Address of principal executive offices)	(Zip Code)

(212) 380-8128

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one Right to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of an initial business combination	AIBBU	The Nasdaq Stock Market LLC

Class A ordinary shares, par value $0.0001 per share	AIB	The Nasdaq Stock Market LLC

Rights, every ten (10) rights entitle the holder to receive one Class A Ordinary Share upon the consummation of an initial business combination	AIBBR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

BUSINESS COMBINATION AGREEMENT

This section describes the material provisions of the Business Combination Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1. Unless otherwise defined herein, the capitalized terms used below are defined in the Business Combination Agreement.

General Description of the Business Combination Agreement

On December 27, 2023, AIB Acquisition Corporation, an exempted company incorporated with limited liability in the Cayman Islands (“AIB” or the “SPAC”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with AIB LLC, a Delaware limited liability company, in the capacity as the representative of AIB and the shareholders of AIB immediately prior to the Second Merger Effective Time (the “SPAC Representative”), PS International Group Ltd., an exempted company incorporated with limited liability in the Cayman Islands (the “Pubco”), PSI Merger Sub I Limited, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of the Pubco (the “First Merger Sub”), PSI Merger Sub II Limited, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of the Pubco (the “Second Merger Sub”), and PSI Group Holdings Ltd 利航國際控股有限公司, an exempted company incorporated with limited liability in the Cayman Islands (the “Company” or “PSI”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) the First Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly-owned subsidiary of the Pubco and the outstanding shares of the Company being converted into the right to receive shares of the Pubco; and (b) one business day following the First Merger, the Second Merger Sub will merge with and into AIB (the “Second Merger”, and together with the First Merger, the “Mergers”), with AIB surviving the Second Merger as a wholly-owned subsidiary of the Pubco and the outstanding securities of AIB being converted into the right to receive substantially equivalent securities of the Pubco (the Mergers together with the other transactions contemplated by the Business Combination Agreement and other ancillary documents, the “Transactions”).

Consideration

Under the Business Combination Agreement, the Aggregate Merger Consideration Amount to be paid to the shareholders of the Company is $200,000,000 (less the amount, if any, by which the Target Net Working Capital Amount exceeds the Net Working Capital, the amount of Closing Net Debt, and the amount of any Transaction Expenses), and will be paid entirely with newly issued ordinary shares of the Pubco, with each share valued at $10.00 (the “Per Share Price”).

As a result of the Mergers, (a) each of the ordinary shares of the Company that are issued and outstanding immediately prior to the First Merger Effective Time will be cancelled and converted into (i) the right to receive 90% of such number of ordinary shares of the Pubco equal to the Exchange Ratio, and (ii) the contingent right to receive 10% of such number of ordinary shares of the Pubco equal to the Exchange Ratio in accordance with the Business Combination Agreement and the Escrow Agreement. Each ordinary share of the SPAC that is issued and outstanding immediately prior to the Second Merger Effective Time shall be cancelled and converted automatically into the right to receive one Pubco ordinary share. Each issued and outstanding SPAC Right shall be automatically converted into one-tenth of one Pubco ordinary share, provided that the Pubco will not issue fractional shares in exchange for the SPAC Rights.

Prior to the Closing, the Company shall deliver to AIB a statement (the “Estimated Closing Statement”) setting forth a good faith calculation of the Company’s estimate of the Closing Net Debt, Net Working Capital and Transaction Expenses, and the resulting Aggregate Merger Consideration Amount and Company Merger Shares based on such estimates. The Pubco, the SPAC Representative and Continental Stock Transfer & Trust Company (or such other escrow agent mutually acceptable AIB and the Company), as escrow agent (the “Escrow Agent”), will enter into an Escrow Agreement (the “Escrow Agreement”), pursuant to which the Pubco shall cause to be delivered to the Escrow Agent a number of Company Merger Shares equal in value to ten percent (10%) of the Aggregate Merger Consideration Amount otherwise issuable to the Company shareholders at the Closing based on the Estimated Closing Statement (together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Escrow Shares”) to be held, along with any other dividends, distributions or other income on the Escrow Shares (together with the Escrow Shares, the “Escrow Property”), in a segregated escrow account (the “Escrow Account”). Within 90 days after the Closing, the Pubco’s chief financial officer will deliver to the SPAC Representative a statement (the “Closing Statement”) setting forth (i) a consolidated balance sheet of the Target Companies as of the Reference Time and (ii) a good faith calculation of the Closing Net Debt, Net Working Capital and Transaction Expenses, in each case, as of the Reference Time, and the resulting Aggregate Merger Consideration Amount and Company Merger Shares based on such estimates. If the Adjustment Amount is a positive number, then the Pubco will issue to the Company shareholders an additional number of Pubco ordinary shares equal to (x) the Adjustment Amount, divided by (y) the Per Share Price, with each Company shareholder receiving its pro rata share of such additional Pubco ordinary shares, up to a maximum number of Pubco ordinary shares equal to the value of the Escrow Property in the Escrow Account at such time (with each Pubco ordinary share and Escrow Share valued at the Per Share Price for such purposes). If the Adjustment Amount is a negative number, then Pubco and the SPAC Representative will provide joint written instructions to the Escrow Agent to distribute to the Pubco a number of Escrow Shares (and, after distribution of all Escrow Shares, other Escrow Property) with a value equal to the absolute value of the Adjustment Amount (with each Escrow Share valued at the Per Share Price). The Pubco will cancel any Escrow Shares distributed to it by the Escrow Agent and distribute the remainder (if any) to the Company shareholders, with each Company shareholder receiving its pro rata share of such remaining Pubco ordinary shares.

For the purposes of the Business Combination Agreement, the following terms have the meanings set forth below:

“Adjustment Amount” shall mean (x) the Aggregate Merger Consideration Amount as finally determined in accordance with the Business Combination Agreement, less (y) the Aggregate Merger Consideration Amount that was issued at the Closing (including to the Escrow Account) pursuant to the Estimated Closing Statement.

“Exchange Ratio” means the quotient obtained by dividing (i) the Company Merger Shares by (ii) the total number of outstanding ordinary shares of the Company.

“Closing Company Cash” means, as of the Reference Time, the aggregate cash and cash equivalents of the Company and its direct and indirect subsidiaries (the “Target Companies”) on hand or in bank accounts, including deposits in transit, minus the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Target Companies as of such time.

“Closing Net Debt” means, as of the Reference Time, (i) the aggregate amount of all Indebtedness of the Target Companies, less (ii) the Closing Company Cash, in each case of clauses (i) and (ii), on a consolidated basis and as determined in accordance with the Accounting Principles.

“Company Merger Shares” means a number of Pubco ordinary shares equal to the quotient obtained by dividing (a) the Aggregate Merger Consideration Amount by (b) the Per Share Price.

“Net Working Capital” means, as of the Reference Time, (i) all current assets of the Target Companies (excluding, without duplication, Closing Company Cash), on a consolidated basis, minus (ii) all current liabilities of the Target Companies (excluding, without duplication, Indebtedness and unpaid Transaction Expenses), on a consolidated basis and as determined in accordance with the Accounting Principles; provided, that, for purposes of this definition, whether or not the following is consistent with the Accounting Principles, “current assets” will exclude any receivable from a Company shareholder.

“Target Net Working Capital Amount” means an amount equal to $5,000,000.

“Transaction Expenses” means (i) all fees and expenses of any of the Target Companies, the Pubco, First Merger Sub or Second Merger Sub incurred or payable as of the Closing and not paid prior to the Closing in connection with the consummation of the transactions contemplated hereby, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of any Target Company, the Pubco, First Merger Sub or Second Merger Sub, (ii) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of any Target Company at or after the Closing pursuant to any agreement to which any Target Company is a party prior to the Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby and (iii) any sales, use, real property transfer, stamp, share transfer or other similar transfer taxes imposed on SPAC, the Pubco, First Merger Sub, Second Merger Sub or any Target Company in connection with the Transactions.

Representations and Warranties

The Business Combination Agreement contains a number of representations and warranties made by the parties as of the date of such agreement or other specific dates solely for the benefit of certain of the parties to the Business Combination Agreement, which in certain cases are subject to specified exceptions and materiality, Material Adverse Effect (as defined below), knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. “Material Adverse Effect” as used in the Business Combination Agreement means with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, results of operations or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or the ability of such person or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. The representations and warranties made by the parties are customary for transactions similar to the Transactions.

In the Business Combination Agreement, the Company made certain customary representations and warranties to AIB, including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary documents; (3) capitalization; (4) subsidiaries; (5) governmental approvals; (6) non-contravention; (7) financial statements; (8) absence of certain changes; (9) compliance with laws; (10) Company permits; (11) litigation; (12) material contracts; (13) intellectual property; (14) taxes and returns; (15) real property; (16) personal property; (17) title to and sufficiency of assets; (18) employee matters; (19) benefit plans; (20) environmental matters; (21) transactions with related persons; (22) insurance; (23) top customers and suppliers; (24) certain business practices; (25) Investment Company Act; (26) finders and brokers; (27) information supplied; (28) independent investigation; and (29) exclusivity of representations and warranties.

In the Business Combination Agreement, AIB made certain customary representations and warranties to the Company and the Pubco, including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary documents; (3) governmental approvals; (4) non-contravention; (5) capitalization; (6) the Securities and Exchange Commission (the “SEC”) filings, AIB financials, and internal controls; (7) absence of certain changes; (8) compliance with laws; (9) actions, orders and permits; (10) taxes and returns; (11) employees and employee benefit plans; (12) properties; (13) material contracts; (14) transactions with affiliates; (15) Investment Company Act and the JOBS Act; (16) finders and brokers; (17) certain business practices; (18) insurance; (19) information supplied; (20) independent investigation; and (21) the trust account.

In the Business Combination Agreement, the Pubco, the First Merger Sub and the Second Merger Sub made customary representations and warranties to AIB, including among others, related to the following: (1) organization and good standing; (2) authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary documents; (3) governmental approvals; (4) non-contravention; (5) capitalization; (6) activities of the Pubco, the First Merger Sub and the Second Merger Sub; (7) finders and brokers; (8) Investment Company Act; (9) information supplied; (10) independent investigation; and (11) exclusivity of representations and warranties.

None of the representations and warranties of the parties shall survive the Closing.

Covenants of the Parties

Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, including covenants regarding: (1) the provision of access to their properties, books and personnel; (2) the operation of their respective businesses in the ordinary course of business; (3) AIB’s public filings; (4) provision of financial statements of the Company; (5) “no shop” obligations; (6) no insider trading; (7) notifications of certain breaches, consent requirements or other matters; (8) efforts to consummate the Closing and obtain third party and regulatory approvals and efforts to cause the Pubco to maintain its status as a “foreign private issuer” under the U.S. Securities Exchange Act of 1934 Rule 3b-4; (9) further assurances; (10) efforts to prepare and file with the SEC the Registration Statement; (11) public announcements; (12) confidentiality; (13) indemnification of directors and officers and tail insurance; (14) use of trust proceeds after the Closing; (14) efforts to support a private placement or backstop arrangements, if sought; (15) intended tax treatment of the Mergers; and (16) efforts to obtain required shareholder approval by SPAC.

It was agreed by the parties that, after the Closing, the funds in AIB’s trust account, as well as any proceeds received by Pubco or AIB from any PIPE investment originated directly or indirectly by or through AIB or its representatives, after taking into account payments for redemptions of AIB’s public shareholders, will first be used to pay (i) AIB’s accrued transaction expenses payable in cash at Closing, (ii) any loans owed by AIB to its sponsor AIB LLC (the “Sponsor”) for expenses, and (iii) the Company’s unpaid transaction expenses; provided, however, that to the extent that the aggregate amounts payable in cash described in (i) and (ii) above exceed $1,500,000 (such excess, the “Excess SPAC Expense Amount”), the Sponsor will bear 100% of such Excess SPAC Expense Amount, and to the extent the Sponsor fails to pay or otherwise discharge such Excess SPAC Expense Amount at Closing (the “Sponsor Shortfall”), the Sponsor will automatically be deemed to irrevocably transfer to Pubco and forfeit for cancellation for no consideration, a quantity of Pubco ordinary shares equal to (x) the Sponsor Shortfall divided by (y) $10.00.

Conditions to Closing

The obligations of the parties to consummate the Transactions are subject to various conditions, including the following mutual conditions of the parties unless waived: (i) the approval of the Business Combination Agreement and the Transactions and related matters by the requisite vote of AIB’s shareholders; (ii) obtaining material regulatory approvals; (iii) no law or order preventing or prohibiting the Transactions; (iv) AIB having at least $5,000,001 in net tangible assets as of the Closing, after giving effect to the completion of the Redemption and any private investment in public entity (PIPE) financing that has been funded; (v) amendment by the shareholders of the Pubco of the Pubco’s memorandum and articles of association; (vi) the effectiveness of the Registration Statement; (vii) appointment of the post-closing directors of the Pubco; and (viii) Nasdaq listing requirements having been fulfilled.

In addition, unless waived by the Company, the obligations of the Company, the Pubco, the First Merger Sub and the Second Merger Sub to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of AIB being true and correct on and as of the Closing (subject to Material Adverse Effect); (ii) AIB having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to AIB since the date of the Business Combination Agreement which is continuing and uncured; and (iv) receipt by the Company and the Pubco of the Ancillary Documents duly executed and approved by the other parties thereto.

Unless waived by AIB, the obligations of AIB, to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of the Company, the Pubco, the First Merger Sub, and the Second Merger Sub being true and correct on and as of the Closing (subject to Material Adverse Effect on the Target Companies, taken as a whole); (ii) the Company, the Pubco, the First Merger Sub, and the Second Merger Sub having performed in all material respects the respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to the Target Companies (taken as a whole) since the date of the Business Combination Agreement which is continuing and uncured; and (iv) receipt by AIB of the Ancillary Documents duly executed and approved by the other parties thereto.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing by either AIB or the Company if the Closing does not occur by June 30, 2024.

The Business Combination Agreement may also be terminated under certain other customary and limited circumstances at any time prior the Closing, including, among other reasons: (i) by mutual written consent of AIB and the Company; (ii) by either AIB or the Company if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iii) by the Company for AIB’s uncured breach of the Business Combination Agreement, such that the related Closing condition would not be met; (iv) by AIB for the uncured breach of the Business Combination Agreement by the Company, the Pubco, the First Merger Sub, or the Second Merger Sub, such that the related Closing condition would not be met; (v) by either AIB or the Company if AIB holds its shareholder meeting to approve the Business Combination Agreement and the Transactions, and such approval is not obtained; and (vi) by the Company, if AIB’s ordinary shares have become delisted from Nasdaq and are not relisted on the Nasdaq or the New York Stock Exchange within sixty (60) days after such delisting.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to confidentiality, effect of termination, fees and expenses, trust fund waiver, miscellaneous and definitions to the foregoing) will terminate, no party to the Business Combination Agreement will have any further liability to any other party thereto.

Trust Account Waiver

The Company, the Pubco, the First Merger Sub and the Second Merger Sub have agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in AIB’s trust account held for its public shareholders, and have agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

Related Agreements and Documents

Lock-Up Agreements

Simultaneously with the execution of the Business Combination Agreement, the Pubco, the SPAC Representative, the Company and AIB have entered into lock-up agreements with certain holders of the Founder Shares and with certain holders of Company securities. These lock-up agreements provide for a lock-up period commencing on the Closing Date and ending on the earlier of (i) the 6-month anniversary of the Closing and (ii) the date on which Pubco completes a liquidation, merger, capital stock exchange, reorganization, bankruptcy or other similar transaction that results in all of the outstanding Pubco ordinary shares being converted into cash, securities or other property, with respect to Pubco Ordinary shares held by the such shareholder.

Support Agreement

Simultaneously with the execution of the Business Combination Agreement, the Pubco, AIB, the Company, the Sponsor and certain shareholders of the Company have entered into a Support Agreement (the “Support Agreement”), pursuant to which, among other things, the Sponsor and the shareholders of the Company have agreed (a) to support the adoption of the Business Combination Agreement and the approval of the Transactions, subject to certain customary conditions, and (b) not to transfer any of their subject shares (or enter into any arrangement with respect thereto), subject to certain customary conditions.

Registration Rights Agreement

Simultaneously with the execution of the Business Combination Agreement, the Pubco, certain shareholders of the SPAC and the Company, have entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the undersigned parties listed under “Investor” on the signature page thereto will be provided the right to demand registrations, piggy-back registrations and shelf registrations with respect to Registrable Securities (as defined in the Registration Rights Agreement).

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties, covenants and agreements were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been filed to provide investors with information regarding its terms, but it is not intended to provide any other factual information about AIB, the Company or any other party to the Business Combination Agreement. In particular, the representations and warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in AIB’s public disclosures.

The form of the lock-up agreements, the form of support agreement, and the form of registration rights agreement are filed with this Current Report on Form 8-K as Exhibits 10.1, 10.2, and 10.3 respectively, and are incorporated herein by reference, and the foregoing descriptions of the lock-up agreements, the support agreement, and the registration rights agreement are qualified in their entirety by reference thereto.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Business Combination Agreement, dated as of December 27, 2023, by and among AIB Acquisition Corporation, AIB LLC, PS International Group Ltd., PSI Merger Sub I Limited, PSI Merger Sub II Limited, and PSI Group Holdings Ltd 利航國際控股有限公司.
10.1	Form of Lock-Up Agreement, dated as of December 27, 2023, by and among PS International Group Ltd., AIB LLC, PSI Group Holdings Ltd 利航國際控股有限公司, AIB Acquisition Corporation, and shareholders of PSI Group Holdings Ltd 利航國際控股有限公司.
10.2	Form of Shareholder Support Agreement, dated as of December 27, 2023, by and among PS International Group Ltd., PSI Group Holdings Ltd 利航國際控股有限公司, certain shareholders of PSI Group Holdings Ltd 利航國際控股有限公司, AIB Acquisition Corporation, certain shareholders of AIB Acquisition Corporation, and AIB LLC.
10.3*	Form of Registration Rights Agreement, dated as of December 27, 2023, by and among PS International Group Ltd., AIB Acquisition Corporation, and certain investors of AIB Acquisition Corporation and PSI Group Holdings Ltd 利航國際控股有限公司.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

Forward-Looking Statements

The information in this Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial metrics and projections of market opportunity; references with respect to the anticipated benefits of the proposed Business Combination and the projected future financial performance of AIB and PSI’s operating companies following the proposed Business Combination; changes in the market for PSI’s products and services and expansion plans and opportunities; PSI’s ability to successfully execute its expansion plans and business initiatives; ability for PSI to raise funds to support its business; the sources and uses of cash of the proposed Business Combination; the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Business Combination; and expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of PSI’s and AIB’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of PSI and AIB. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the Business Combination; the ability to obtain or maintain the listing of the Pubco’s securities on The Nasdaq Stock Market, following the Business Combination, including having the requisite number of shareholders; costs related to the Business Combination; changes in domestic and foreign business, market, financial, political and legal conditions; risks relating to the uncertainty of certain projected financial information with respect to PSI; PSI’s ability to successfully and timely develop and implement its growth strategy; PSI’s ability to adequately manage any logistics and supply chain risks; fluctuations in the price of cargo space and the uncertainties in supply and demand for cargo space; risks relating to PSI’s operations and business, including information technology and cybersecurity risks, failure to adequately forecast supply and demand, loss of key customers and deterioration in relationships between PSI and its employees; PSI’s ability to successfully collaborate with business partners; demand for PSI’s current and future services; risks related to increased competition; risks relating to potential disruption in the transportation and shipping infrastructure, including trade policies and export controls; risks that PSI is unable to secure or protect its intellectual property; risks of regulatory lawsuits relating to PSI’s services; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the uncertain effects of the COVID-19 pandemic and certain geopolitical developments, including the military conflicts in Ukraine and the Middle East; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required shareholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; the outcome of any legal proceedings that may be instituted against PSI, AIB, the Pubco or others following announcement of the proposed Business Combination and transactions contemplated thereby; the ability of PSI to execute its business model, including market acceptance of its existing and planned services; technological improvements by PSI’s peers and competitors; and those risk factors discussed in documents of Pubco and AIB filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither AIB nor PSI presently know or that AIB and PSI currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect AIB’s, the Pubco’s and PSI’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. AIB, the Pubco and PSI anticipate that subsequent events and developments will cause AIB’s, the Pubco’s and PSI’s assessments to change. However, while AIB, the Pubco and PSI may elect to update these forward-looking statements at some point in the future, AIB, the Pubco and PSI specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by AIB. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

The Pubco intends to file with the SEC a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of AIB and a prospectus in connection with the proposed Business Combination involving AIB, the Pubco, and PSI, pursuant to the Business Combination Agreement. The definitive proxy statement and other relevant documents will be mailed to shareholders of AIB as of a record date to be established for voting on AIB’s proposed Business Combination with PSI. SHAREHOLDERS OF AIB AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH AIB’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT AIB, PSI, PUBCO AND THE BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to AIB by contacting its Chief Executive Officer, Eric Chen, c/o AIB Acquisition Corporation, 875 Third Avenue, Suite M204A New York, New York 10022 at (212) 380-8128 or at eric.chen@americanintlbank.com.

Participants in The Solicitation

The Pubco, AIB, PSI, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of AIB in connection with the Business Combination. Information regarding the officers and directors of AIB is set forth in AIB’s Annual Report on Form 10-K, which was filed with the SEC on March 29, 2023. Additional information regarding the interests of such potential participants will also be included in the Registration Statement on Form F-4 (and will be included in the definitive proxy statement/prospectus for the Business Combination) and other relevant documents filed with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIB Acquisition Corporation

Date: January 3, 2024	By:	/s/ Eric Chen
	Name:	Eric Chen
	Title:	Chief Executive Officer